

December 7, 2010

Mr. David P. Storey
President and Chief Executive Officer
Relm Wireless Corporation
7100 Technology Drive
West Melbourne, Florida 32904

> **Re:** **Relm Wireless Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 4, 2010**
> **Definitive Proxy Statement**
> **Filed April 8, 2010**
> **File No. 001-32644**

Dear Mr. Storey:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Business, page 1

Competition, page 5

1. Please identify the dominant competitor you reference on page 5. See Item 101(c)(1)(x) of Regulation S-K.

Management's Discussion and Analysis of financial Condition and Results of Operations,
page 13

Executive Summary, page 13

2. Your Item 1. Business disclosure indicates that your results are affected by
   seasonality. Please briefly describe the influence that seasonality plays on your
   financials.

Liquidity and Capital Resources, page 18

3. Please supplement your disclosure to discuss long-term liquidity in addition to short-
   term liquidity. Please note that we consider long-term to mean the period outside of
   twelve months. See instruction 5 to Item 303(a) of Regulation S-K.

Definitive Proxy Statement

Nominees for Election as Directors, page 6

4. For each of your directors please provide the information required by 401(e) of
   Regulation S-K, the qualifications that led to the conclusion that the person should
   serve as a director.

   In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

You may contact Melissa Hauber, Staff Accountant, at 202-551-3373 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Paul Fischer for
Larry Spirgel
Assistant Director